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                            June 25, 2020

       Joshua Harley
       Chief Executive Officer
       Fathom Holdings Inc.
       211 New Edition Court, Suite 211
       Cary, NC 27511

                                                        Re: Fathom Holdings
Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2020
                                                            File No. 333-235972

       Dear Mr. Harley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2020 letter.

       Amendment No. 2 to Form S-1 filed on June 16, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       COVID-19, page 34

   1. We note your disclosure of the social and economic impacts from COVID-19. Please tell us what consideration
you gave to providing expanded information regarding the specific impacts you have
experienced to your operations and relevant metrics resulting from the
                                                        COVID-19 pandemic. In
addition, please clarify for us and in your filing what is meant by temporary discretionary
payroll reductions. Refer to CF Disclosure Guidance: Topic No.
                                                        9 and 9A for additional
guidance.
 Joshua Harley
Fathom Holdings Inc.
June 25, 2020
Page 2
Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Changes in Stockholders' Deficit, page F-25

2. Please tell us how you determined it was unnecessary to provide a comparative year-to-
         date period for your Statement of Changes in Stockholders' Deficit. Alternatively, please revise to include this financial statement. Please refer to Article 8-03 of Regulation S-X.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJoshua Harley                                Sincerely,
Comapany NameFathom Holdings Inc.
                                                               Division of
Corporation Finance
June 25, 2020 Page 2                                           Office of Real
Estate & Construction
FirstName LastName